FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors : A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah, J G Hopwood, G Marcus, R P Menell, D N Murray,
D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel  +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Willie Jacobsz
Tel
+508 358 -0188
Mobile   +857 241-7127
Nikki Catrakilis-Wagner
Mobile +27 (0) 83 309-6720
Marritt Claassens
Mobile +27 (0) 82 307-3297
M E D I A R E L E A S E
GOLD FIELDS TO RELEASE
Q2 F2009 RESULTS ON 29 JANUARY 2009
Johannesburg, 15 December 2008. Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) will publish its Q2 F2009 results on the company’s website
www.goldfields.co.za
at 08:00 am SA time on
Thursday, 29 January 2009.
LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO AND
VIDEO WEBCAST
Management will host a results presentation at the time and venue listed below:
Date: Thursday, 29 January 2009
Time: 09:45 for 10:00
Venue:
Summer Place
69 Melville Road, Hyde Park
RSVP:
Kindly confirm attendance with Francie Whitley at:
tel:
+27 (0) 82 321-7344 or
email: franciew@goldfields.co.za.
A simultaneous audio and video webcast will be available on the Gold
Fields website
www.goldfields.co.za
at 10:00 (SA time) on 29 January
2009.
SUMMIT TV
A simultaneous Live Results broadcast will be available to Southern
African viewers via Summit, DStv Channel 55.
TELECONFERENCE
A global teleconference will be held on the same day (29 January
2009) at 16:30 South African time (United States: 09:30am Eastern
time).   An invitation with full details is attached.

CONFERENCE CALL
GOLD FIELDS LIMITED - Q2 F2009 RESULTS
29 January 2009
Johannesburg: 16:30
For United Kingdom: 14:30 hours GMT
For North America: 09:30 a.m., Eastern time
A telephone conference call has been scheduled at the times indicated above. Details are as follows:
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa 011 535-3600 0 800 200-648
USA 1 412 858-4600 1 800 860-2442
Australia 1 800 350-100
United Kingdom 0 800 917-7042
Canada 1 866 519-5086
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:
Playback code: 2541#
(Available for seven days)
South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250
Investor contacts:
Willie Jacobsz
Phone: +1 508 358 0188
willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner    Phone: +27 (0) 83 309-6720
nikki.catrakilis@goldfields.co.za
Francie Whitley Phone: +27 (0) 82 321-7344
franciew@goldfields.co.za
Media contact:
Marritt Claassens
Phone: +27 (0) 82 307-3297
MarrittC@goldfields.co.za
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 2008
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs